Exhbit 99.2

Cardiome Pharma Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis is as of August 10, 2009 and should be read in conjunction with our unaudited consolidated financial statements for the three and six months ended June 30, 2009 and the related notes included thereto and the annual MD&A. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to our company, including our 2008 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our lead programs are focused on the treatment of atrial fibrillation, an arrhythmia, or abnormal rhythm, of the upper chambers of the heart.  We have an ongoing Phase 1 clinical program for GED-aPC, an engineered analog of recombinant human activated Protein C, and also have pre-clinical projects directed at improving cardiovascular function.

Our lead product candidate for the acute conversion of atrial fibrillation is the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)).  In Q4-2004 and Q3-2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv).  In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our North American co-development partner Astellas Pharma US, Inc. (Astellas).

In Q1-2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation.  In Q2-2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA for vernakalant (iv).  In Q4-2006, Astellas re-submitted the NDA for vernakalant (iv) to the FDA, triggering a U.S. $10 million payment to us.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) into January 2008.  In Q4-2007, we together with Astellas participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee, and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv).  The FDA did not provide an action letter prior to the target Prescription Drug User Fee Act (PDUFA) date of January 19, 2008. In Q1-2008 we initiated a Phase 3 European comparator study for vernakalant (iv). In Q3-2008, we announced that Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application is approvable.  In August 2009, we announced that, following extended discussions with the FDA, Astellas will undertake a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (SPA).  The trial, to be called ACT 5, is expected to begin enrolling patients by the end of 2009, with completion expected in the first half of 2011.

Cardiome Pharma Corp.

In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (iv) with an affiliate of Merck & Co., Inc. (Merck), providing Merck’s affiliate with exclusive rights to vernakalant (iv) outside of the United States, Canada and Mexico.  In July 2009, we announced that Merck’s affiliate had filed a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) seeking marketing approval for vernakalant (iv) in the European Union, triggering a US$15 million milestone to us.  Further development efforts for vernakalant (iv) outside of North America will be the responsibility of Merck (see Merck Agreement below), notwithstanding the comparator study, which is being conducted and funded by us and is expected to be completed in 2009.

We are also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of atrial fibrillation.  A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007.  We announced positive interim results from this study in Q1-2008, and positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing Merck with exclusive rights to vernakalant (oral) globally.  Further development efforts for vernakalant (oral) globally will now be the responsibility of Merck.  We anticipate that the next step in development of vernakalant (oral) will be initiation of a Phase 3 program (see Merck Agreement below).

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007 we announced initiation of a Phase 1 study for GED-aPC.  Multiple cohorts have successfully completed and additional cohorts are planned.

CORPORATE DEVELOPMENT

Merck Agreement

In April 2009, we announced a collaboration and license agreement with Merck for the development and commercialization of vernakalant.  The agreement provides Merck with exclusive global rights to vernakalant (oral), and provides exclusive rights outside of the United States, Canada and Mexico to vernakalant (iv).  The agreement became effective in May 2009, following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Under terms of the agreement, Merck paid us an initial fee of US$60 million.  In addition, we are eligible to receive up to US$200 million in payments based on achievement of certain milestones associated with the development and approval of vernakalant products, and up to US$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations.  Also, we will receive tiered royalty payments on sales of any approved products and have the potential to receive up to US$340 million in additional milestone payments based on achievement of significant sales thresholds. Under the agreement, the Company will ship up to U.S.$7.1 million of clinical supplies to Merck.

Cardiome Pharma Corp.

We have also retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates.  Merck has granted us a secured, interest-bearing credit facility of up to US$100 million that we may access in tranches over several years commencing in 2010.

In Q3-2009, we earned a US$15 million milestone as a result of an affiliate of Merck & Co., Inc. filing a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) seeking marketing approval for vernakalant (iv) in the European Union.  We are also eligible to receive a U.S. $20 million milestone payment on initiation of a planned Phase 3 program for vernakalant (oral), which is expected within the next 12 months.

ACT 5 Trial

In August 2009, we announced that Astellas will undertake a single confirmatory additional Phase 3 clinical trial under a Special Protocol agreement with the FDA.  The trial, to be called ACT 5, is expected to begin enrolling patients by the end of 2009, with completion expected in the first half of 2011.

The decision to conduct another trial was reached following extended discussions with the FDA to define the best regulatory path forward for KYNAPID (vernakalant (iv)).  Under the SPA process, the FDA has agreed that the design and planned analysis of the study adequately address objectives in support of the KYNAPID NDA. The prospectively-defined trial will enroll recent-onset atrial fibrillation patients without a history of heart failure.  Cardiome and Astellas believe that this study, coupled with the overall clinical development program, should in principle meet the FDA standards for approval.

Management Transition

In August 2009, we announced that Doug Janzen, formerly President and Chief Business Officer, was appointed to the role of President and Chief Executive Officer by the Board of Directors, and Bob Rieder, formerly Chairman and Chief Executive Officer, was appointed Executive Chairman of the Board.

In light of these recent developments, we are currently reviewing our operational direction and areas of focus in order to guide our future growth.

Cardiome Pharma Corp.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	NDA	NDA originally submitted in Q1-2006. “Refusal to file” letter issued by FDA in Q2-2006. NDA re-submitted in Q4-2006. FDA approvable letter received August 2008. ACT 5 trial to begin in 2009.	97.2
	European Comparator Study	Trial initiated in Q1-2008.
Vernakalant (oral)	Phase 2b Clinical Trial	Trial initiated in Q1-2007. Interim results released in Q1-2008. Final results released in July 2008.	118.2
GED-aPC	Phase 1	Phase 1 study initiated in Q4-2007.	13.0
Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	1.2

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)
During Q2-2009, we prepared for and commenced the transfer of technology related to the vernakalant (iv) programs to Merck, and continued work on the Phase 3 European comparator study.  Further development efforts for vernakalant (iv) outside of North America will now be the responsibility of Merck, other than the Phase 3 European comparator study for vernakalant (iv) initiated in Q1-2008 which will continue to be our responsibility through expected completion in the second half of 2009.  Subsequent to quarter-end, an affiliate of Merck & Co., Inc. filed a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) seeking marketing approval for vernakalant (iv) in the European Union.

We also continued to support Astellas when requested in support of the North American development of vernakalant (iv).

Vernakalant (oral)

During Q2-2009, we prepared for and commenced the transfer of technology related to the vernakalant (oral) programs to Merck, and continued non-clinical and CMC work on the program.  Further development efforts for vernakalant (oral) globally will now be the responsibility of Merck.

GED-aPC

During Q2-2009, we continued to conduct pre-clinical research, development and manufacturing work, and continued our clinical work on a Phase 1 trial for the compound.

Cardiome Pharma Corp.

Phase 1 Clinical Trial

In Q4-2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 24 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Multiple cohorts have successfully completed the study and additional cohorts are planned.  The study is ongoing. Following the results of this study, we will evaluate whether to advance GED-aPC into further clinical studies.

Other Projects

We continue to conduct pre-clinical research and development work on other projects.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Note 2 of our 2008 consolidated annual financial statements and in our 2008 annual management discussion and analysis.

Changes in Significant Accounting Policies

On January 1, 2009, we retrospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA’s) new Section 3064, Goodwill and Intangible Assets. The new standard, which applies to fiscal years beginning on or after October 1, 2008, clarifies the recognition of intangible assets, including internally generated assets. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition. The standard also provides guidance on the recognition and measurement of internally generated assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

Cardiome Pharma Corp.

Upon adoption of this new standard, patent costs previously capitalized did not meet the new criteria for capitalization. As a result, we adjusted our prior period balances as if the new accounting policy had always been applied. We recorded a decrease in intangible assets and an increase in deficit at December 31, 2008 and 2007 of $1.8 million and $2.0 million, respectively, relating to patent costs capitalized in prior periods. The impact on the unaudited consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2008, was an increase in research and development costs of $0.09 million and $0.23 million, respectively and a decrease in amortization of $0.08 million and $0.16 million, respectively, resulting in an overall increase in net loss of $0.01 million and $0.07 million, respectively. The basic and diluted loss per common share remained unaffected as a result of the retrospective restatement.

Impact of Accounting Pronouncements Affecting Future Periods

On February 13, 2008, the Accounting Standards Board (AcSB) confirmed that the use of International Financial Reporting Standards (IFRS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

We will adopt IFRS for interim and annual financial statements beginning on January 1, 2011. We will also present comparative results for fiscal 2010 on an IFRS basis. To accomplish this, in 2010, we will effectively maintain two parallel books of accounts.

In order to meet the requirement to transition to IFRS, we have developed a plan to convert our consolidated financial statements to IFRS. Our plan is comprised of three phases: (1) assessing the impact and planning the conversion; (2) designing, educating and building tools, and (3) implementing the required changes to systems, processes, and internal controls over financial reporting. We are on track with our plans and have completed an assessment of the elective exemptions available under IFRS 1, First-time Adoption of IFRS, and accounting policy options. We are currently preparing a detailed analysis of the differences between IFRS and our accounting policies. The Company anticipates completion of the first phase, including the quantification of the IFRS impact to our financial statements, by the end of fiscal 2009.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaced Section 1581, Business Combinations. The new standard adopts relevant parts of IFRS 3, Business Combinations, in establishing standards for the accounting for a business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. We do not expect the adoption of the standard to have a material impact on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replaced Section 1600, Consolidated Financial Statements. The new standards establish accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The new standards apply to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. We do not expect the adoption of the standard to have a material impact on our consolidated financial statements.

Cardiome Pharma Corp.

 RESULTS OF OPERATIONS

We recorded a net loss of $1.4 million ($0.02 per common share) for the three months ended June 30, 2009 (“Q2-2009”), compared to a net loss of $18.1 million ($0.28 per common share) for the three months ended June 30, 2008 (“Q2-2008”). On a year-to-date basis, we recorded a net loss of $13.5 million ($0.21 per common share) for the six months ended June 30, 2009, compared to $40.3 million ($0.63 per common share) for the six months ended June 30, 2008. The decrease in net loss for the current quarter was largely due to decreased research and development expenditures related to vernakalant (oral) and GED-aPC clinical activities, initial amortization of deferred revenue related to the upfront payment of U.S. $60 million from Merck, which was recorded as licensing fee, and foreign exchange gain on translation of the U.S. denominated upfront payment from Merck.

Operating costs are expected to decrease for the remainder of the year as any future clinical and development costs related to vernakalant oral will be borne 100% by Merck.  We will continue to incur costs related to the completion of the Phase 3 European comparator study for vernakalant (iv), costs related to the ACT 5 trial, and the continued development of GED-aPC. Revenue is expected to increase over the next year as we continue to recognize the remainder of the upfront payment from Merck. In addition, we expect to receive milestone payments from our collaborative partners. Depending on the accounting treatment of these payments, our revenue may be higher than our operating costs during this period. Research collaborative fees or royalty revenue are not expected to be significant during the next year.

Revenues

Revenue for Q2-2009 was $8.6 million, an increase of $8.4 million from $0.2 million in Q2-2008.  On a year-to-date basis, revenue for the six months ended June 30, 2009 and 2008 was $8.8 and $0.7 million, respectively. Total revenue is comprised of licensing and other fees and research and collaborative fees we collected from our collaborative partners as described below.

Licensing and other fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partners. We recorded $7.9 million for Q2-2009 and the six months ended June 30, 2009 as amortization of the deferred revenue related to the upfront payment from Merck. No milestone payments were received or recognized in Q2-2008. For the six months ended June 30, 2008, we recognized the remainder of deferred revenue related to the upfront payment and premium on equity investment from Astellas. In addition, for Q2-2009 and the six months ended June 30, 2009, licensing and other fees included $0.3 million relating to the sale of clinical supplies to Merck in accordance with the collaboration and license agreement. No such sales were made in the same periods in 2008.

Research and collaborative fees are comprised of contract research fees and project management fees from our collaborative partners. We recorded $0.4 million for Q2-2009 and $0.2 million for Q2-2008. On a year-to-date basis, research and collaborative fees for the six months ended June 30, 2009 were $0.7 million, compared to $0.4 million for the six months ended June 30, 2008. The increase in research and collaborative fees for both periods was mainly attributable to the initial recoverable research and development activity associated with vernakalant from Merck.

In the future, we will earn additional revenue from our new collaboration and licensing agreement with Merck for the development of vernakalant. In addition, depending on the results and timing of a decision by the FDA, we may earn additional milestone payments and royalties from Astellas.

Research and Development Expenditures

Research and development (R&D) expenditures were $6.3 million for Q2-2009, compared to $12.9 million for Q2-2008. We incurred total R&D expenditures of $14.0 million for the six months ended June 30, 2009, compared to $31.1 million for the same period in fiscal 2008.

(in millions of dollars)	For the Three Months Ended		For the Six Months Ended
Project	June 30, 2009 $	June 30, 2008 (Restated) $	June 30, 2009 $	June 30, 2008 (Restated) $
Vernakalant (oral)	1.8	7.5	5.5	19.6
Vernakalant (iv)	2.9	3.1	6.1	5.9
GED-aPC	1.2	1.3	1.7	3.5
Other projects	0.4	1.0	0.7	2.1
Total R&D expenses	6.3	12.9	14.0	31.1

The decrease in R&D expenditures for Q2-2009 and for the six months ended June 30, 2009, compared to the same periods in fiscal 2008, was primarily due to the completion of the Phase 2b trial for vernakalant (oral) in fiscal 2008. The expenditures for vernakalant (iv) related to the ongoing Phase 3 European comparator study and were comparable to the same periods in 2008. We performed limited work on the GED-aPC program in 2009 resulting in a decrease of $1.8 million for the six months ended June 30, 2009 compared to the same period in fiscal 2008. Spending on other projects was largely related to internal pre-clinical research and development work.

For the remainder of the year, we expect to continue to incur costs relating to the completion of the Phase 3 European comparator study for vernakalant (iv). As well, we expect to incur additional costs associated with the ACT 5 trial which is expected to begin by the end of 2009. We will also continue to incur costs related to the continued development of GED-aPC and other pre-clinical projects.

General and Administration Expenditures

General and administration (G&A) expenditures for Q2-2009 were $5.0 million, compared to $4.4 million for Q2-2008. On a year-to-date basis, we incurred total G&A expenditures of $9.1 million for the six months ended June 30, 2009, compared to $8.5 million for the six months ended June 30, 2008.

The increase of $0.6 million in G&A expenditures in the current quarter and on a year-to-date basis, compared to those incurred during the same periods in 2008, was due to costs associated with closing the collaboration and license agreement with Merck. For the remainder of the year, we expect our G&A expenditures to remain at current levels.

Cardiome Pharma Corp.

Amortization

Amortization for Q2-2009 was $0.8 million compared to $1.0 million for Q2-2008. On a year-to-date basis, amortization was $1.6 million for the six months ended June 30, 2009, compared to $2.0 million for the same period in 2008. In both periods, amortization expense related to the GED-aPC technology license and capital equipment.  Amortization for the six months ended June 30, 2008 also included amortization of the Artesian technology license which was written off in December 2008.

Other Income

Interest and other income was $0.1 million for Q2-2009 and Q2-2008. On a year-to-date basis, interest and other income was $0.1 million for the six months ended June 30, 2009, compared to $0.4 million for the same fiscal period in 2008. The decrease was mostly due to lower average interest-bearing cash and cash equivalents’ balances and lower interest rates.

Foreign exchange gain was $2.1 million in Q2-2009 compared to a foreign exchange loss of $0.1 million in Q2-2008. On a year-to-date basis, foreign exchange gain was $2.4 million for the six months ended June 30, 2009, compared to $0.2 million for the same period in 2008. The increase of $2.2 million in both periods was a result of the foreign exchange impact of the U.S.$60 million payment from Merck. Foreign exchange gains and losses are primarily attributable to the translation of U.S. and Euro denominated net monetary assets into Canadian dollars for reporting purposes at period end.

Cardiome Pharma Corp.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of Canadian dollars except per share amounts)	2nd Quarter ended	1st Quarter ended	4th Quarter ended (Restated)(1)	3rd Quarter ended (Restated)(1)
	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008

Total revenue	$8,572	$274	$410	$536
Research and development	6,338	7,715	9,565	8,524
General and administration	4,970	4,137	3,833	4,819
Net loss for the period	(1,437)	(12,038)	(8,252)	(11,780)
Basic and diluted net loss per common share	(0.02)	(0.19)	(0.13)	(0.18)

	2nd Quarter ended (Restated)(1)	1st Quarter ended (Restated)(1)	4th Quarter ended (Restated)(1)	3rd Quarter ended (Restated)(1)
	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007

Total revenue	$202	$456	$1,110	$961
Research and development	12,864	18,212	20,301	15,168
General and administration	4,406	4,112	4,898	4,197
Net loss for the period	(18,087)	(22,243)	(25,377)	(31,627)
Basic and diluted net loss per common share	(0.28)	(0.35)	(0.40)	(0.50)

(1) Restatement relates to the retrospective adoption of CICA Section 3064, Goodwill and Intangible Assets (see note 2(a) of our unaudited June 30, 2009 consolidated financial statements).

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, R&D expenditures associated with clinical development programs, foreign exchange gains and losses, and stock based compensation expense.

The significant increase in revenue and decrease in net loss for the current quarter when compared with other quarters was primarily due to the recognition of deferred revenue of $7.9 million related to the upfront payment from Merck of $66.9 million (U.S.$60 million). The substantial losses for the 3rd and 4th quarters of 2007, as well as the 1st and 2nd quarters of 2008, when compared with the other quarters, was due to increased research and clinical costs associated with our vernakalant (oral) Phase 2b clinical trial,  and costs associated with the development of GED-aPC.  The 3rd quarter 2007 loss also included foreign exchange losses of $13.4 million reflecting the decreased value of the U.S. dollar compared to the Canadian dollar during the quarter.  The fluctuation in G&A costs over the various quarters is primarily due to corporate governance activities, business development initiatives, stock based compensation expense and the strategic process.

Cardiome Pharma Corp.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the current quarter were financed mainly by the U.S.$60 million upfront payment from Merck, our working capital carried forward from the preceding fiscal year, and research collaborative fees collected from Astellas. We believe that our cash position as of June 30, 2009 and the anticipated cash inflows from our collaborative partners, including the U.S. $15 million milestone payment from Merck in Q3-2009 relating to the submission, by Merck, of a MAA to the EMEA seeking marketing approval for vernakalant (iv) in the European Union, and access to the secured, interest-bearing credit facility of up to U.S.$100 million that we may access in tranches from Merck over several years commencing in 2010 will be sufficient to finance our operational and capital needs for at least 24 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, revenues associated with collaborative and license arrangements with third parties and strategic opportunities.

At June 30, 2009, we had working capital of $16.5 million compared to $27.4 million at December 31, 2008. We had available cash reserves comprised of cash and cash equivalents of $82.0 million at June 30, 2009 compared to $37.1 million at December 31, 2008.

Cash provided by operating activities for Q2-2009 was $55.0 million, an increase of $74.3 million from cash used in operating activities of $19.3 million for Q2-2008. Cash provided by operating activities for the six months ended June 30, 2009, was $42.2 million, an increase of $80.8 million from cash used in operating activities of $38.6 million for the six months ended June 30, 2008.  The increase of cash provided by operating activities in Q2-2009 and the six months ended June 30, 2009 compared to the prior periods, was primarily due to the $66.9 million (U.S.$60 million) upfront payment from Merck and decreased research and development expenditures due to the completion of the Phase 2b trial for vernakalant (oral) in fiscal 2008.

Cash provided by financing activities was $0.3 million for Q2-2009 and the six months ended June 30, 2009, compared to $0.1 million for Q2-2008 and the six months ended June 30, 2008. The source of cash for both periods was cash receipts from the issuance of our common shares upon exercise of stock options.

Cash used in investing activities in Q2-2009 was $0.04 million, compared to $0.02 million in Q2-2008.  Cash used in investing activities for the six months ended June 30, 2009 was $0.04 million, compared to $0.10 million for the six months ended June 30, 2008.  Cash used in investing acitivities during the three and six months ended June 30, 2009 related to the purchase of capital equipment. Cash used in investing activities for the six months ended June 30, 2008 consisted of $0.3 million for the purchase of capital equipment, offset by $0.2 million relating to the sale of short-term investments.

Cardiome Pharma Corp.

As of June 30, 2009 and in the normal course of business, we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	$2009	$2010	$2011	$2012	$2013	There-after $	Total $
Other long-term obligations	12	26	29	32	35	6	140
Operating lease obligations	680	1,446	1,437	1,476	1,485	309	6,833
Commitments for clinical research agreements and other agreements	3,810	2,179	51	35	67	Nil	6,142
Total	4,502	3,651	1,517	1,543	1,587	315	13,115

Outstanding Share Capital

As of August 10, 2009, we had 63,859,246 common shares issued and outstanding, 2,272,727 Series A preferred shares, and 4,700,112 common shares issuable upon the exercise of outstanding stock options (of which 4,098,507 were exercisable) at a weighted average exercise price of $8.39 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and other liabilities as of June 30, 2009 was $0.2 million (December 31, 2008 - $0.2 million) owing to a legal firm where our Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. For the six months ended June 30, 2009, we incurred $0.6 million of legal fees for services provided by this legal firm, compared to $0.7 million for the six months ended June 30, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At June 30, 2009, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows.

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

CARDIOME PHARMA CORP.

Periods ended June 30, 2009 and 2008

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	As at
	June 30,	December 31,
	2009	2008
	(Unaudited)	(Restated -
		note 2(a))

Assets

Current assets:
Cash and cash equivalents	$82,025	$37,142
Accounts receivable	841	595
Prepaid expenses and other assets	1,456	1,324
	84,322	39,061

Property and equipment	3,221	3,725
Intangible assets	17,423	18,535
	$104,966	$61,321

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	$8,508	$11,503
Deferred revenue (note 5)	59,044	-
Current portion of deferred leasehold inducement	221	206
	67,773	11,709

Deferred leasehold inducement	807	893

Shareholders’ equity:
Common shares	328,350	327,986
Preferred shares (note 4(a))	25,181	25,181
Contributed surplus	25,733	24,955
Deficit	(342,878)	(329,403)
	36,386	48,719

	$104,966	$61,321

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
		(Restated-		(Restated-
		note 2(a))		note 2(a))

Revenue:
Licensing and other fees	$8,182	$-	$8,182	$224
Research collaborative fees	390	202	664	434
	8,572	202	8,846	658
Expenses:
Research and development	6,338	12,864	14,053	31,076
General and administration	4,970	4,406	9,107	8,518
Amortization	816	989	1,648	2,000
	12,124	18,259	24,808	41,594

Operating loss	(3,552)	(18,057)	(15,962)	(40,936)

Other income (expenses):
Interest and other income	51	96	82	422
Foreign exchange gain (loss)	2,064	(125)	2,405	185
	2,115	(29)	2,487	607

Net loss for the period	(1,437)	(18,086)	(13,475)	(40,329)

Other comprehensive income, net of income taxes:

Reclassification adjustment for realized loss included in net loss	-	-	-	10

Comprehensive loss for the period	$(1,437)	$(18,086)	$(13,475)	$(40,319)

Basic and diluted loss per common share(1)	$(0.02)	$(0.28)	$(0.21)	$(0.63)

Weighted average number of common shares outstanding	63,794,632	63,745,263	63,778,553	63,736,277

(1)	Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
		(Restated-		(Restated-
		note 2(a))		note 2(a))

Common shares:
Balance, beginning of period	$327,986	$327,835	$327,986	$327,835
Issued upon exercise of options	322	108	322	108
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	42	23	42	23

Balance, end of period	328,350	327,966	328,350	327,966

Preferred shares:
Balance, beginning and end of period	25,181	-	25,181	-

Contributed surplus:
Balance, beginning of period	25,387	22,941	24,955	21,927
Stock option expense recognized	388	957	820	1,971

Stock option expense reclassified to share capital account upon exercise of stock options	(42)	(23)	(42)	(23)

Balance, end of period	25,733	23,875	25,733	23,875

Deficit:
Balance, beginning of period	(341,441)	(291,284)	(329,403)	(269,041)
Net loss for the period	(1,437)	(18,086)	(13,475)	(40,329)

Balance, end of period	(342,878)	(309,370)	(342,878)	(309,370)

Accumulated other comprehensive income (loss):
Balance, beginning of period	-	-	-	(10)

Other comprehensive income for the period	-	-	-	10

Balance, end of period	-	-	-	-

Total shareholders’ equity	$36,386	$42,471	$36,386	$42,471

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
		(Restated-		(Restated-
		note 2(a))		note 2(a))

Cash provided by (used in):

Operations:
Net loss for the period	$(1,437)	$(18,086)	$(13,475)	$(40,329)
Add items not affecting cash:
Amortization	816	989	1,648	2,000
Stock-based compensation	388	957	820	1,971
Deferred leasehold inducement	(20)	23	(71)	10
Foreign exchange (gain) loss	(2,207)	332	(2,399)	(887)
Write-off of property and equipment	5	43	8	43
	(2,455)	(15,742)	(13,469)	(37,192)

Adjustment to reconcile net loss to net cash used in operating activities:
Accounts receivable	3	560	(246)	1,234
Prepaid expenses	384	697	(132)	(464)

Accounts payable and other liabilities	(1,956)	(4,847)	(2,995)	(2,004)
Deferred revenue	59,044	-	59,044	(224)
	55,020	(19,332)	42,202	(38,650)

Financing:

Issuance of common shares and exercise of stock options	322	108	322	108

Investing:
Purchase of property and equipment	(39)	(17)	(40)	(279)
Sale of short-term investments	-	-	-	157
	(39)	(17)	(40)	(122)

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	2,207	(489)	2,399	1,676

Increase (decrease) in cash and cash equivalents during the period	57,510	(19,730)	44,883	(36,988)

Cash and cash equivalents, beginning of period	24,515	50,730	37,142	67,988

Cash and cash equivalents, end of period	$82,025	$31,000	$82,025	$31,000

Supplemental cash flow information:
Interest paid	$3	$4	$7	$8
Interest received	2	134	34	580

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2009 and 2008

1.Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with Cardiome Pharma Corp’s (the Company) annual audited consolidated financial statements for the year ended December 31, 2008, except as described in note 2 below. These unaudited interim consolidated financial statements do not include all note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2008 filed with the appropriate securities commissions. The results of operations for the three-month and six-month periods ended June 30, 2009 and 2008 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.Changes in accounting policies:

(a)	Goodwill and Intangible Assets

On January 1, 2009, the Company retrospectively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard, which applies to fiscal years beginning on or after October 1, 2008, clarifies the recognition of intangible assets, including internally generated assets. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition. The standard also provides guidance on the recognition and measurement of internally generated assets, including assets developed from research and development activities.

Upon adoption of this new standard, patent costs previously capitalized did not meet the new criteria for capitalization. The impact on the financial position of the Company was a decrease in intangible assets and an increase in deficit at December 31, 2008 and 2007 of $1,816 and $1,974, respectively, relating to patent costs capitalized in prior periods. The impact on the consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2008, was an increase in research and development costs of $90 and $234, respectively and a decrease in amortization of $83 and $163, respectively, resulting in an overall increase in net loss of $7 and $71, respectively. The basic and diluted loss per common share remained unaffected as a result of the retrospective restatement.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2009 and 2008

2.Changes in accounting policies (continued):

(b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 1, 2009, the Company adopted the Emerging Issues Committee (EIC) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC - 173). EIC - 173 requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The accounting treatment of this Abstract is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this Abstract did not have an impact on the Company’s consolidated financial statements.

3.Future changes in accounting policies:

(a)	International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company is currently assessing the impact of these new standards on its consolidated financial statements.

(b)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaced Section 1581, Business Combinations. The new standard adopts relevant parts of IFRS 3, Business Combinations, in establishing standards for the accounting for a business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

(c)	Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replaced Section 1600, Consolidated Financial Statements. The new standards establish accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The new standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2009 and 2008

4.Share capital:

 (a) Issuance of preferred shares:

On October 23, 2008, in connection with the issuance of 2,272,727 preferred shares, the Company filed a Canadian prospectus and related U.S. registration statement (the “registration statement”) to register the shares issuable upon conversion of the Series A preferred shares.  The registration statement became effective November 6, 2008. If the effectiveness of the registration statement is not maintained, the Company is subject to a registration payment arrangement under which it is required to pay an amount equal to 1.5% of the purchase price of the preferred shares on the thirtieth day following the failure to maintain the effectiveness requirement and for each thirtieth day thereafter until the earlier of reobtaining effectiveness or July 25, 2009.  As at June 30, 2009, the maximum amount that the Company could be required to pay if it fails to maintain an effective registration statement is U.S.$313.  The Company has not recorded a liability related to the registration payment arrangement at June 30, 2009, because it does not believe that payment is probable.

 (b)  Stock options:

Details of the stock option transactions for the six months ended June 30, 2009 are summarized as follows:

	Number of	Weighted
	stock	average
	options	exercise
	outstanding	price ($)
Balance, December 31, 2008	4,828,562	8.30
Options exercised	(96,950)	3.32
Options forfeited	(23,500)	11.44

Balance, June 30, 2009	4,708,112	8.39

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2009 and 2008

4.Share capital (continued):

 (b) Stock options (continued):

At June 30, 2009, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted
	Number of	average	Weighted	Number of	Weighted
	common	remaining	average	common	average
Range of	shares	contractual	exercise	shares	exercise
exercise prices	issuable	life (years)	price($)	issuable	price ($)

$3.32 to $5.54	1,108,250	0.10	3.73	1,108,250	3.73
$6.06 to $8.95	1,647,353	1.52	7.78	1,604,853	7.76
$8.98 to $11.15	995,767	3.41	10.16	646,277	10.21
$11.26 to $14.59	956,742	3.45	12.99	689,499	13.11

	4,708,112	1.98	8.39	4,048,879	7.96

 (c) Stock-based compensation:

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees and consultants is amortized over the vesting period.  Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Research and development	$142	$410	$276	$809
General and administration	246	547	544	1,162

Total	$388	$957	$820	$1,971

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2009 and 2008

4.Share capital (continued):

 (c) Stock-based compensation (continued):

The Company did not grant any stock options during the three and six months ended June 30, 2009 and three months ended June 30, 2008. The weighted average fair value of stock options granted during the six months ended June 30, 2008 was $3.61 per option.  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Dividend yield	-	-	-	0.00%
Expected volatility	-	-	-	47.2%
Risk-free interest rate	-	-	-	3.39%
Expected average life of the options	-	-	-	4.5 years

5.    Collaborative and license agreement:

On April 8, 2009, the Company entered into a collaboration and license agreement with Merck & Co., Inc. (Merck) for the development and commercialization of vernakalant.  Pursuant to this agreement, effective May 19, 2009, the Company has granted Merck exclusive global rights to the oral formulation of vernakalant (vernakalant (oral)), and has granted a Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, exclusive rights outside of the United States, Canada and Mexico to the intravenous (iv) formulation of vernakalant (vernakalant (iv)). The Company’s agreement with Astellas Pharma U.S., Inc. for vernakalant (iv) in the United States, Canada and Mexico is unaffected by this agreement.

Under the terms of the agreement, the Company received an up-front payment of $67 million (U.S.$60 million) and will be entitled to milestone payments of up to U.S.$200 million based on achievement of certain development and approval milestones associated with vernakalant products, including a total of U.S.$35 million for initiation of a planned Phase 3 program for vernakalant (oral) and submission for regulatory approval in Europe of vernakalant (iv), and up to U.S.$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. In addition, the Company will receive tiered royalty payments on sales of any approved products and have the potential to receive milestone payments of up to U.S.$340 million based on achievement of significant sales thresholds. Under the agreement, the Company will ship up to U.S.$7.1 million of clinical supplies to Merck. Merck has also granted the Company a secured, interest-bearing credit facility of up to U.S.$100 million that can be accessed in tranches over several years commencing in 2010. The Company has also retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2009 and 2008

5.    Collaborative agreement (continued):

The initial up-front payment is recorded as licensing revenue and amortized over the period of ongoing involvement of the Company. During the three and six months ended June 30, 2009, the Company charged Merck $47 (U.S.$41) for project management and $246 (U.S.$218) for research and development cost recoveries, which were included in research collaborative fees. In addition, the Company charged Merck $302 (U.S.$262) for purchase of clinical supplies, which were included in licensing and other fees.

6.Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the six months ended June 30, 2009, the Company has incurred $558 of legal fees for services provided by the law firm relating to general corporate matters and review of partnership opportunities (six months ended June 30, 2008 - $651). Included in accounts payable and other liabilities at June 30, 2009 is an amount of $220 (December 31, 2008 - $150) owing to the law firm.

7.Comparative figures:

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current period.

8.Subsequent event:

On July 28, 2009, the Company earned a U.S.$15 million milestone payment from its collaboration with Merck, through an affiliate. The milestone was triggered by the submission, by Merck, of a Marketing Authorisation Application to the European Medicines Agency seeking marketing approval for vernakalant (iv) in the European Union. The milestone payment will be included as licensing fee.